14 Dec 2018

BRL 787.5 million of senior shares, BRL 21.9 million of subordinate mezzanine A shares and BRL 51 million of subordinate mezzanine B shares rated.

Sao Paulo, December 14, 2018 -- Moody's America Latina has assigned definitive ratings of Baa3 (sf) (Global Scale, Local Currency) and Aaa.br (sf) (Brazilian National Scale) to the senior shares, Ba3 (sf) (Global Scale, Local Currency) and A3.br (sf) (Brazilian National Scale) to the subordinated mezzanine A shares and B2 (sf) (Global Scale, Local Currency) and Ba2.br (sf) (Brazilian National Scale) to the subordinated mezzanine B shares issued by Fundo de Investimento em Direitos Creditórios Clientes BRF (FIDC Clientes BRF), a revolving securitization backed by a pool of trade receivables originated by BRF S.A. (BRF; rated Ba2 long-term corporate family ratings, Global Scale, Local Currency; Outlook Negative).

Issuer: Fundo de Investimento em Direitos Creditórios Clientes BRF

Senior shares, rated Baa3 (sf) (Global Scale, Local Currency) and Aaa.br (sf) (Brazilian National Scale) Subordinated mezzanine A shares, rated Ba3 (sf) (Global Scale, Local Currency) / A3.br (sf) (Brazilian National Scale) Subordinated mezzanine B shares, rated B2 (sf) (Global Scale, Local Currency) / Ba2.br (sf) (Brazilian National Scale) RATINGS RATIONALE

FIDC Clientes BRF is a close-ended FIDC with a final maturity date in December 2023. The senior shares accrue the interbank rate (DI) plus a fixed spread. The fixed spreads of the senior shares, mezzanine A shares and mezzanine B shares are 0.9%, 3.1% and 6.0%, respectively.

Moody's bases the ratings on the following factors:

• Credit enhancement in the form of a minimum subordination level of 9.09% for the senior shares, 6.31% for the mezzanine A shares, and 0.30% for mezzanine B shares. The available subordination for each tranche is primarily destined to mitigate losses and dilutions of the transaction's underlying collateral.

• Adequate eligibility criteria for trade receivables, which include obligor concentration limits (considering economic group), maximum term of receivables and a minimum asset seasoning requirement of two days in order to minimize dilutions.

• The stable and strong historical performance of BRF's historical originations featuring characteristics complying with the eligibility criteria, including low historical losses.

• Performance triggers, that protect investors in the event of material performance deterioration. The transaction features triggers that can result in an automatic liquidation or in a non-automatic liquidation (evaluation event). In the event of a trigger breach resulting in an evaluation event, the master servicer will convene an investor assembly to determine whether an early liquidation of the transaction will occur.

• Low commingling risk, since obligors are instructed to pay through payment slips that are directed to send the cash flows to the FIDC's segregated accounts, held in Banco Bradesco S.A. (Ba2 long-term bank deposit rating, Global Scale, Local Currency; and Aa1.br, Brazilian National Scale), Banco do Brasil S.A. (Ba2 long-term bank deposit rating, Global Scale, Local Currency; and Aa1.br, Brazilian National Scale) and Itaú Unibanco S.A. (Ba2 long-term bank deposit rating, Global Scale, Local Currency; and Aa1.br, Brazilian National Scale). Furthermore, the transaction has a performance trigger that limits the payments made directly to the seller bank account to no more than 2.5% of transaction's net asset value. The seller must remit any monies that it receives in its own bank accounts to the fund's bank account within five business days. The seller will act as primary servicer.

During the initial 54 months of the transaction, the fund will not make principal payments to the senior and to the mezzanine shares and interest payments will be paid on a monthly basis. In the final six months the transaction will enter the amortization period, when principal and interests will be paid in a monthly basis. The FIDC will revolve during the amortization period, as long as the eligibility criteria, amortization reserves and other transaction conditions remain compliant. The subordinated junior shares (not rated) will be amortized only after the senior shares and the two mezzanine shares are paid in full.

Moody's analyzed the characteristics and performance of BRF's receivables accounts for the 60-month period reviewed by Ernst & Young (E&Y), starting in June 2013 and ending in June 2018. During this period, BRF generated approximately BRL 84 billion of trade receivables. As key modeling input assumptions, Moody's assumed a mean of 1.63% in monthly dilutions and 0.39% of monthly losses as a percent of the outstanding balance and it assumed portfolio turnover of 36.5 days. In arriving at loss assumptions, Moody's considered delinquencies from 61 to 90 days past due as a proxy. The historical performance has been consistently within trigger levels.

Factors that may lead to an upgrade of the ratings include an upgrade in BRF's rating and loss and dilution performance metrics that are lower than the levels that Moody's assumed when rating this transaction.

Factors that may lead to a downgrade of the ratings include a downgrade in BRF's rating and loss and dilution performance metrics that are higher than the level Moody's assumed when rating this transaction.

The principal methodology used in these ratings was "Moody's Approach to Rating Trade Receivables-Backed Transactions" published in May 2015. Please see the Rating Methodologies page on www.moodys.com.br for a copy of this methodology.

The Credit Ratings for FIDC Clientes BRF issuances were assigned in accordance with Moody's existing Methodology entitled "Moody´s Approach to Rating Trade Receivables-Backed Transactions" published in May 2015. Please note that on November 14, 2018, Moody's released a Request for Comment, in which it has requested market feedback on potential revisions to its Methodology for Trade Receivables-Backed Transactions. If the revised Methodology is implemented as proposed, the Credit Ratings on FIDC Clientes BRF issuances may be Neutral. Please refer to Moody's Request for Comment, titled Proposed Update to Moody's Approach to Rating Trade Receivables-Backed Transactions, for further details regarding the implications of the proposed Methodology revisions on certain Credit Ratings.

Further details of Moody's analysis of the FIDC Clientes BRF can be found in the pre-sale report, published on www.moodys.com.br.

Moody's National Scale Credit Ratings (NSRs) are intended as relative measures of creditworthiness among debt issues and issuers within a country, enabling market participants to better differentiate relative risks. NSRs differ from Moody's global scale credit ratings in that they are not globally comparable with the full universe of Moody's rated entities, but only with NSRs for other rated debt issues and issuers within the same country. NSRs are designated by a ".nn" country modifier signifying the relevant country, as in ".za" for South Africa. For further information on Moody's approach to national scale credit ratings, please refer to Moody's Credit rating Methodology published in May 2016 entitled "Mapping National Scale Ratings from Global Scale Ratings". While NSRs have no inherent absolute meaning in terms of default risk or expected loss, a historical probability of default consistent with a given NSR can be inferred from the GSR to which it maps back at that particular point in time. For information on the historical default rates associated with different global scale rating categories over different investment horizons, please see https://www.moodys.com /researchdocumentcontentpage.aspx?docid=PBC_1113601.

REGULATORY DISCLOSURES

For further specification of Moody's key rating assumptions and sensitivity analysis, see the sections Methodology Assumptions and Sensitivity to Assumptions of the disclosure form.

This transaction is considered as structured finance product in accordance with Instrução CVM nº 521.

Moody's took into account one or more third party due diligence assessment(s) regarding the underlying assets or financial instruments (the "Due Diligence Assessment(s)") in this credit rating action and used the Due Diligence Assessment(s) in preparing the ratings. This had a neutral impact on the ratings.

The Due Diligence Assessment(s) referenced herein were prepared and produced solely by parties other than Moody's. While Moody's uses Due Diligence Assessment(s) only to the extent that Moody's believes them to be reliable for purposes of the intended use, Moody's does not independently audit or verify the information or procedures used by third-party due-diligence providers in the preparation of the Due Diligence Assessment(s) and makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of the Due Diligence Assessment(s).

The analysis relies on a Monte Carlo simulation that generates a large number of collateral loss or cash flow scenarios, which on average meet key metrics Moody's determines based on its assessment of the collateral characteristics. Moody's then evaluates each simulated scenario using model that replicates the relevant structural features and payment allocation rules of the transaction, to derive losses or payments for each rated instrument. The average loss a rated instrument incurs in all of the simulated collateral loss or cash flow scenarios, which Moody's weights based on its assumptions about the likelihood of events in such scenarios actually occurring, results in the expected loss of the rated instrument.

Moody's quantitative analysis entails an evaluation of scenarios that stress factors contributing to sensitivity of ratings and take into account the likelihood of severe collateral losses or impaired cash flows.

Information sources used to prepare the rating are the following: parties involved in the ratings, public information, and confidential and proprietary Moody's information.

Information types used to prepare the rating are the following: financial data, economic and demographic data, debt documentations, legislation, by-laws and legal documents, operating data, asset portfolio data, historical performance data, third party valuation data, public information, Moody's information, and regulatory filings.

Sources of Public Information: Moody's considers public information from many third party sources as part of the rating process. These sources may include, but are not limited to, the list available in the link http://www.moodys.com /viewresearchdoc.aspx?docid=PBC_193459.

Moody's considers the quality of information available on the rated entity, obligation or credit satisfactory for the purposes of issuing a rating.

Moody's adopts all necessary measures so that the information it uses in assigning a rating is of sufficient quality and from sources Moody's considers to be reliable including, when appropriate, independent third-party sources. However, Moody's is not an auditor and cannot in every instance independently verify or validate information received in the rating process.

The ratings have been disclosed to the rated entity or its designated agent(s) and issued with no amendment resulting from that disclosure.

Please see the ratings disclosure page on www.moodys.com.br for general disclosure on potential conflicts of interests.

Moody's America Latina Ltda. may have provided Other Permissible Service(s) to the rated entity or its related third parties within the 12 months preceding the credit rating action. Please go to the report "Ancillary or Other Permissible Services Provided to Entities Rated by Moody's America Latina Ltda." in the link http://www.moodys.com /researchdocumentcontentpage.aspx?docid=PBC_1151726 for detailed information.

Entities rated by Moody's America Latina Ltda. and the rated entities' related parties may also receive products/services provided by parties related to Moody's America Latina Ltda. engaging in credit ratings activities within the 12 months preceding the credit rating action. Please go to the link http://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1151724 for a list of entities receiving products/services from these related entities and the products/services received.

The date of the last Credit Rating Action was 14/11/18.

Moody's ratings are constantly monitored, unless designated as point-in-time ratings in the initial press release. All Moody's ratings are reviewed at least once during every 12-month period.

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.br.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Please see ratings tab on the issuer/entity page on www.moodys.com.br for the last rating action and the rating history. The date on which some ratings were first released goes back to a time before Moody's ratings were fully digitized and accurate data may not be available. Consequently, Moody's provides a date that it believes is the most reliable and accurate based on the information that is available to it. Please see the ratings disclosure page on our website www.moodys.com.br for further information.

Please see Moody's Rating Symbols and Definitions on the Ratings Definitions page on www.moodys.com.br for further information on the meaning of each rating category and the definition of default and recovery.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com.br for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com.br for additional regulatory disclosures for each credit rating.

Ely Mizrahi
Asst Vice President - Analyst
Structured Finance Group
Moody's America Latina Ltda.
Avenida Nacoes Unidas, 12.551
16th Floor, Room 1601
Sao Paulo, SP 04578-903
Brazil
JOURNALISTS: 800 891 2518
Client Service: 1 212 553 1653

Karen Ramallo
Senior Vice President/Manager
Structured Finance Group
JOURNALISTS: 1 212 553 0376
Client Service: 1 212 553 1653

Releasing Office:
Moody's America Latina Ltda.
Avenida Nacoes Unidas, 12.551
16th Floor, Room 1601
Sao Paulo, SP 04578-903
Brazil
JOURNALISTS: 800 891 2518
Client Service: 1 212 553 1653

© 2018 Moody’s Corporation, Moody’s Investors Service, Inc., Moody’s Analytics, Inc. and/or their licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY'S INVESTORS SERVICE, INC. AND ITS RATINGS AFFILIATES (“MIS”) ARE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MOODY’S PUBLICATIONS MAY INCLUDE MOODY’S CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS AND MOODY’S OPINIONS INCLUDED IN MOODY’S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY’S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY’S ANALYTICS, INC. CREDIT RATINGS AND MOODY’S PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. NEITHER CREDIT RATINGS NOR MOODY’S PUBLICATIONS COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS AND PUBLISHES MOODY’S PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

MOODY’S CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT INTENDED FOR USE BY RETAIL INVESTORS AND IT WOULD BE RECKLESS AND INAPPROPRIATE FOR RETAIL INVESTORS TO USE MOODY’S CREDIT RATINGS OR MOODY’S PUBLICATIONS WHEN MAKING AN INVESTMENT DECISION. IF IN DOUBT YOU SHOULD CONTACT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT.

CREDIT RATINGS AND MOODY’S PUBLICATIONS ARE NOT INTENDED FOR USE BY ANY PERSON AS A BENCHMARK AS THAT TERM IS DEFINED FOR REGULATORY PURPOSES AND MUST NOT BE USED IN ANY WAY THAT COULD RESULT IN THEM BEING CONSIDERED A BENCHMARK.

All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY'S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources MOODY'S considers to be reliable including, when appropriate, independent third-party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process or in preparing the Moody’s publications.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability to any person or entity for any indirect, special, consequential, or incidental losses or damages whatsoever arising from or in connection with the information contained herein or the use of or inability to use any such information, even if MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers is advised in advance of the possibility of such losses or damages, including but not limited to: (a) any loss of present or prospective profits or (b) any loss or damage arising where the relevant financial instrument is not the subject of a particular credit rating assigned by MOODY’S.

To the extent permitted by law, MOODY’S and its directors, officers, employees, agents, representatives, licensors and suppliers disclaim liability for any direct or compensatory losses or damages caused to any person or entity, including but not limited to by any negligence (but excluding fraud, willful misconduct or any other type of liability that, for the avoidance of doubt, by law cannot be excluded) on the part of, or any contingency within or beyond the control of, MOODY’S or any of its directors, officers, employees, agents, representatives, licensors or suppliers, arising from or in connection with the information contained herein or the use of or inability to use any such information.

NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

Moody’s Investors Service, Inc., a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by Moody’s Investors Service, Inc. have, prior to assignment of any rating, agreed to pay to Moody’s Investors Service, Inc. for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Investor Relations — Corporate Governance — Director and Shareholder Affiliation Policy.” Additional terms for Australia only: Any publication into Australia of this document is pursuant to the Australian Financial Services License of MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657AFSL 336969 and/or Moody’s Analytics Australia Pty Ltd ABN 94 105 136 972 AFSL 383569 (as applicable). This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001. MOODY’S credit rating is an opinion as to the creditworthiness of a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be reckless and inappropriate for retail investors to use MOODY’S credit ratings or publications when making an investment decision. If in doubt you should contact your financial or other professional adviser.

Additional terms for Japan only: Moody's Japan K.K. (“MJKK”) is a wholly-owned credit rating agency subsidiary of Moody's Group Japan G.K., which is wholly-owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO. Moody’s SF Japan K.K. (“MSFJ”) is a wholly-owned credit rating agency subsidiary of MJKK. MSFJ is not a Nationally Recognized Statistical Rating Organization (“NRSRO”). Therefore, credit ratings assigned by MSFJ are Non-NRSRO Credit Ratings. Non-NRSRO Credit Ratings are assigned by an entity that is not a NRSRO and, consequently, the rated obligation will not qualify for certain types of treatment under U.S. laws. MJKK and MSFJ are credit rating agencies registered with the Japan Financial Services Agency and their registration numbers are FSA Commissioner (Ratings) No. 2 and 3 respectively.

MJKK or MSFJ (as applicable) hereby disclose that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MJKK or MSFJ (as applicable) have, prior to assignment of any rating, agreed to pay to MJKK or MSFJ (as applicable) for appraisal and rating services rendered by it fees ranging from JPY200,000 to approximately JPY350,000,000.

MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.